

October 18, 2010

*By U.S. Mail and Facsimile to (011-822-2125-2293)*

Pal Seung Lee
Chairman and Chief Executive Officer
Woori Finance Holdings Co., Ltd
203 Hoehyon-dong, 1-ga,
Chung-gu
Seoul 100-792, Korea

**Re:    Woori Finance Holdings Co., Ltd**
**Form 20-F for the Fiscal Year Ended December 31, 2009**
**File No.  1-31811**

Dear Mr. Lee:

        We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant